AEM SPA

03 MAR -4 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/056/2003/AG/cg

03007337

BY UPS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

February 27, 2003

SUPPL

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the notice of the Sharehelder's ordinary Meeting called for the authorisation of the Agreement between Aem S.p.A. and e.Biscom S.p.A.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dlw 3/12

Cod. 5968127 - 2.99

FILE NO. 82-4911

Aem S.p.A.

Registered offices in corso di Porta Vittoria 4, Milan - Italy

Share Capital € 936,024,648.00

Fully paid up.

Taxpayer's code, VAT Registration number

and Milan Company register number

11957540153.

NOTICE OF SHAREHOLDERS' ORDINARY MEETING

The Shareholders are called to an Ordinary meeting of the Shareholders to be held at Palazzo Turati in via Meravigli 9/b, Milan at 10.00 a.m. on the 31st of March 2003 in first call, and if necessary in second call at the same time and place on the 1st of April 2003, to discuss and deliberate the following

AGENDA

1. Authorisation, pursuant to Art. 16 of the Articles of Association, of the agreement between Aem S.p.A. and e.Biscom S.p.A. in terms of shares held in both Fastweb S.p.A. and Metroweb S.p.A. and of the relevant implementing operations.

Pursuant to Art. 85 of Legislative Decree no. 58/'98, only Shareholders in possession of the relevant certification issued by a broker affiliated to the centralized management system of Monte Titoli S.p.A. are entitled to attend the Meeting.

The Directors' report relating to the single item on the agenda will be available for the public at the registered offices and at Borsa Italiana S.p.A., as well as on the internet site www.aem.it during the 15 days preceding the Meeting.

For and on behalf of the Board of Directors

The Chairman

Giuliano Zuccoli